December 10, 2019

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

       Re: Chanticleer Holdings, Inc.
           Registration Statement on Form S-4
           Filed November 27, 2019
           File No. 333-235301

Dear Mr. Pruitt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Ruba Qashu